[ORIENTAL FINANCIAL GROUP INC. LETTERHEAD]

October 23, 2012

VIA EDGAR CORRESPONDENCE

Michael Clampitt

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7553

Re:	Oriental Financial Group Inc.
Registration Statement on Form S-1 (File No. 333-183890)

Dear Mr. Clampitt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oriental Financial Group Inc. (the “Company”) respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Thursday, October 25, 2012, or as soon as possible thereafter.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, at (787) 993-4206, or Helena K. Grannis of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2376, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Mr. Michael Clampitt

Securities and Exchange Commission

October 23, 2012

p. 2

Very truly yours, ORIENTAL FINANCIAL GROUP INC.

By:	/S/ CARLOS O. SOUFFRONT
Name: Carlos O. Souffront Title: General Counsel

cc:	Ben Phippen, Securities and Exchange Commission
Sharon Blume, Securities and Exchange Commission
David Lyon, Securities and Exchange Commission

Hugh Gonzalez, Oriental Financial Group Inc.
Leslie N. Silverman, Cleary Gottlieb Steen & Hamilton LLP
Helena K. Grannis, Cleary Gottlieb Steen & Hamilton LLP